FOR IMMEDIATE RELEASE
- ---------------------                   Contact - Guy T. Marcus
June 4, 1996                            Vice President-Inv. Rel.
                                        (214) 978-2691

        HALLIBURTON NAMED EPA GREEN LIGHTS CORPORATE PARTNER OF THE YEAR
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     DALLAS, Texas -- The U.S. Environmental Protection Agency named Halliburton
Company (NYSE-HAL) their 1996 Green Lights Corporate Partner of the Year at an awards dinner last night in Washington, D.C. Green Lights is an innovative, voluntary pollution prevention program sponsored by EPA. By joining Green Lights, partners agree to install energy efficient lighting in U.S. facilities where profitable as long as lighting quality is maintained or improved.

     "Participation in the Green Lights program is a win-win proposition," said Dale Jones, vice chairman and chief environmental officer of Halliburton Company, who accepted the award on behalf of Halliburton from Mary Nichols, Assistant Administrator, Office of Air and Radiation, U.S. Environmental Protection Agency. "Halliburton will be saving $2 to $3 million annually in electrical costs while reducing the pollution equal to more than 7,500 cars on the road once the upgrading is completed. It's been very satisfying to see our lighting upgrades translate into real pollution prevention in the communities where we have a presence."

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Halliburton Company

     So far Halliburton has surveyed approximately 5 million square feet of the company s office and plant space and upgraded the lighting in 3.7 million square feet of the surveyed area. Halliburton is continuing to survey and upgrade lighting in additional facilities. Halliburton's two core businesses -- Halliburton Energy Services and Brown & Root -- have more than 10 million square feet of facilities located throughout the U.S., with about 85 percent of the space located in Texas, Oklahoma and Louisiana. A large portion of the upgraded space has been within the Houston and Dallas, Texas and Duncan, Oklahoma communities.

     More efficient lamps, ballasts, fixtures, motion sensors and controls are used to improve the lighting efficiency, while enhancing light quality and visual comfort. As a result of the upgrades, Halliburton is saving more than $0.30 per square foot on upgraded space per year. In fact, the program has been so successful that Halliburton is beginning to target locations outside the U.S., as well.

     "Halliburton Company is proud to be part of a program that not only makes Halliburton more cost efficient and improves the quality of life for our employees through better lighting, but protects the environment as well," said Jones.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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